FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

8 November 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.  NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 7 November 2024 under the NatWest Group 2024 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 December 2024 and have been calculated using a Share price of £3.7650.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	24,071	12,054	12,017
*Emma Crystal	CEO, Coutts and Wealth Businesses	18,261	8,596	9,665
Keiran Foad	Group Chief Risk Officer	27,391	12,894	14,497
David Lindberg	CEO, Retail Banking	24,071	11,331	12,740
Scott Marcar	Group Chief Information Officer	27,391	12,894	14,497
Katie Murray	Group Chief Financial Officer	52,321	24,628	27,693
Paul Thwaite	Group Chief Executive Officer	76,738	36,122	40,616
Jen Tippin	Group Chief Operating Officer	27,391	12,894	14,497

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £3.8632 and where indicated *£3.8488. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five year period.

2.  The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Scott Marcar	Group Chief Information Officer	93,336	3.8329	7 November 2024

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	08 November 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary